SEC Mail Processing Section

MAY 08 2008

Washington, DC
110

FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JAEWONLEE@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3109

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

May 7, 2008

[redacted]

08002460

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

'RE: **Barloworld Limited**
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed on Schedule A.

Kindly acknowledge receipt of the enclosed materials by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have any questions, please call the undersigned at (212) 318-3109.

Very truly yours,

Jaewon Lee

PROCESSED
MAY 13 2008
THOMSON REUTERS

Enclosures

cc: Sibani Mngomezulu

Schedule A

1. Form CM 15, Return of Allotment of Shares, dated March 6, 2008
2. Form CM 15, Amendment to Company Information, dated April 3, 2008
3. SENS Announcement, dated March 6, 2008, entitled "Delisting on Certain European Exchanges"
4. SENS Announcement, dated March 13, 2008, entitled "Barloworld Logistics Announces Significant International Acquisitions in US$70M Transaction"
5. SENS Announcement, dated April 7, 2008, entitled "Barloworld Logistics Announces Acquisition of Hong Kong Based Logistics Company"
6. SENS Announcement, dated April 25, 2008, entitled "Preference Dividend Number 144"

SEC Mail Processing
Section

MAY 08 2008

Washington, DC
110

CM15

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 03/04/2008

Our Reference: 16954580
Box: **97448**
Sequence: **16**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 15/02/2008.

The CM15 was accepted and placed on file.

Yours truly

Registrar of Companies

DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, April 03, 2008 01:38

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, April 03, 2008 01:38
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, April 03, 2008 01:38

Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091033	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

SEC Mail Processing Section

MAY 08 2008

Washington, DC
110

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

"COPY" Form CM 15

TO BE CORRECTED

Client Ref BAW

Agent Code. BAW

Return of allotment of shares

[Section 93 (3)]

Registration No. of Company
1918/000095/06

Name of company BARLOWORLD LIMITED

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2008 -03- 05 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. Date of allotment of shares 15 FEBRUARY 2008

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORDINARY	R0.05	R15 000 000.00
		500 000	6% CUM PREFS	R2.00	R 1 000 000.00
Total	Total			Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 15 FEBRUARY 2008

Name of company BARLOWORLD LIMITED

Postal address P.O. BOX 782248
SANDTON,2146

TO BE CORRECTED

Agent Code. BAW

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				204528420	ORDINARY	0.0500	10 226 421.0000
				375000	6% CUM PREF	2.0000	750 000.0000
Total			R	Total			10 976 421.0000

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	10 976 421.0000
Stated capital	R	
Premium account		13 244 252.4000
Total issued capital	R	24 220 673.4000

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				11330	ORDINARY	0.0500	18.4000	209 146.5500
Total		Total	R	Total			Total R	209 146.5500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				204 539 750.00	ORDINARY	0.0500	0.0658	13 452 832.45	10 226 987.5000
				375 000.00	6% CUM P	2.0000			750 000.0000
Total		Total R		Total				Total R	10 976 987.5000

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2008 -03- 06
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	10 976 987.5000
Stated capital	R	
Premium account	R	13 452 832.4500
'al issued capital	R	24 429 819.9500

Certified correct.

Date

Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Feb-08

Barloworld Limited

Registrar of Companies - CM15

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP.& PREM.
15-Feb-08	Schreuder	DJ	25.48	2,500	125.00		125.00	63,575.00	63,700.00
15-Feb-08	Schreuder	DJ	25.48	2,165	108.25		108.25	55,055.95	55,164.20
15-Feb-08	Schreuder	DJ	14.59	2,500	125.00		125.00	36,350.00	36,475.00
15-Feb-08	Schreuder	DJ	14.59	2,165	108.25		108.25	31,479.10	31,587.35
29-Feb-08	Andrews	RS	11.11	2,000	100.00		100.00	22,120.00	22,220.00
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
Sub Total				11,330	566.50		566.50	208,580.05	209,146.55
Adj to share premium									
Balance B/Fwd				204,528,420.00	10,226,421.00	750,000.00	10,976,421.00	13,244,252.40	24,220,673.40
TOTAL				204,539,750	10,226,987.50	750,000.00	10,976,987.50	13,452,832.45	24,429,819.95

cm15 section 5: Premium on each share 18.40953663

cm15 section 7 premium on each share 0.0657712373756

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BAW / BAWP - Barloworld Limited - Delisting on cer 6 Mar 200

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Delisting on certain European Exchanges
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

Company announcement - Delisting on certain European Exchanges

The Company has undertaken a review of all its secondary listings with a view to maintaining cost effectiveness while not detracting from the standard practice of acting in the best interests of shareholders at all times. A review of the trading history of the Company's securities over the past two years on the Swiss Stock Exchange, Frankfurt Stock Exchange and Euronext Brussels has revealed such low volumes that it no longer justifies the expense and administration of maintaining these listings.

The company will continue to be primarily listed on the JSE Limited ("JSE") and secondary listed on the London Stock Exchange.

The delistings have been approved by the respective Exchanges and the salient dates and times are as follows:

1. Swiss Stock Exchange
   Last day to trade 6 March 2008
   Delisting date 7 March 2008

2. Frankfurt Stock Exchange
   Last day to trade 21 April 2008
   Delisting date 21 April 2008

3. Euronext Brussels - International Depositary Receipts ("IDRs")
   Last day to trade 21 December 2007
   Delisting date 21 December 2007

The IDRs holders can convert their IDRs into original shares, without any costs, until December 11, 2008. After this date, ING Belguim/ Soges-Fiducem S.A. will sell the original shares representing the IDRs not reconverted, and take the proceeds at the disposal of the IDRs Holders upon presentation of their IDRs. An announcement to this effect was published on Euronext on 12 December 2007 (In French and German). The holders now have 1 year to convert to scrip or receive cash.

Ends

Enquiries
Sibani Mngomezulu
011 - 445 1000
Sandton
6 March 2008
Sponsor
J.P.Morgan Equities Limited

Date: 06/03/2008 07:59:43 Produced by the JSE SENS Department.

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BAW/BAWP - Barloworld Limited - Barloworld Logisti 13 Mar 200

BAW BAWP
BAW
BAW/BAWP - Barloworld Limited - Barloworld Logistics announces significant international acquisitions in US$70m transaction
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
Barloworld Logistics announces significant international acquisitions in US$70m transaction
MEDIA: Business and trade
Barloworld Logistics, supply chain management subsidiary of industrial multinational Barloworld, today announced a major growth initiative by acquiring Dubai-based Swift Group and its affiliates in the Far East, India, UAE, Africa and Germany.
The acquisitions will catapult Barloworld Logistics into the global logistics arena, especially with regard to multimodal transport solutions, with several niche services and logistics activities between South East Asia, the Indian sub-continent, Europe and Africa.
The Swift group is privately held and has grown an international network specialising in distinctive logistics solutions and services. Now in its 19th year of operations, Swift is a leader in global transportation and logistics, with well-established services between South-East Asia and Western Europe and a number of innovative freight logistics solutions specific to African markets. Swift has over 600 employees in its 46 offices in 20 countries, spanning the Middle East, Far East, the Indian sub-continent, and Africa.
The acquisition will include the marketing operations of one of Swift`s business partners in Germany, which has been responsible for the commercialisation of sea-air combined transport (a multimodal transport solution), operating from the Far East and the Indian sub-continent via the UAE to various destinations in Europe.
Although Swift has made recent in-roads into China, Barloworld Logistics as part of its acquisition strategy is currently also finalising the acquisition of a Hong Kong-based logistics company to strengthen Swift`s presence in this region and to expand Swift`s product and service offering.
The cost of acquiring the Swift group and its affiliates will be US$70m, subject to final adjustment based on profit and other warranties to be achieved.
Barloworld Logistics CEO Paul Stuiver, commenting on the rationale for the acquisitions, says, "The skills, networks and clients of Swift and its affiliates will enable Barloworld Logistics to provide multimodal solutions in the global logistics arena. By expanding our freight management services through their networks, we will become a significant player in a supply chain network that stretches from Asian manufacturing to Western European and African consumers". Stuiver sees significant growth potential as Swift has an extensive African network which offers Barloworld Logistics the opportunity to sell additional supply chain services into these markets.
Muhannad Al Ashram, managing director of Al Ashram Enterprises, Barloworld Logistics` partner the region, adds that "the acquisitions will consolidate our existing logistics activities in Dubai which is already an important global logistics and trans-shipment hub. Most of the existing multimodal market originating from South East Asia is trans-shipped through the UAE".

Swift Group's Chairman and Founder Issa Baluch confirms that he will continue to play a leading role in the Swift Group and that, "It is a milestone for Swift - the staff, management and stakeholders - to be recognized as an organisation with a sound strategy and potential to grow even further as an integral part of the Barloworld group. I am extremely happy and excited for this organization and I believe we have a bright future ahead in pursuit of our corporate goal to serve the world from Dubai."

Swift was one of the first companies to reserve space in Dubai Logistics City for a purpose built logistics centre (29 000 sqm) and an additional airside facility at the new World Central Airport to provide smooth air connectivity for shipments (25 000 sqm). At present, Swift has a total of 18,000 pallet positions in its warehouses in the Jebel Ali Free Zone in Dubai, capable of cool, air-conditioned and dry storage.

Services into Africa include Swift Perishable Logistics operating from the Dubai Flower Centre, offering African farmers and traders opportunities to export perishables around the world via Swift's African network; and the acclaimed SAM (Sea Air Model) - the first combined sea-air transport solution into several destination points in Africa with scheduled services from origin points in the Far East and India, via transit points in Dubai.

From a Barloworld group perspective, the transactions fit well with the solutions-based growth strategy being pursued in each of its core businesses. Comments CEO Clive Thomson, "The acquisitions set the platform for significant long term value enhancement for the Barloworld Group, and emphasise the extent to which our Logistics business is well-positioned to take advantage of the opportunities presented by ongoing rapid globalisation and trade movements. From a strong home base in Africa, we are very excited about Barloworld Logistics spreading its wings on the global stage."

Log onto www.barloworld-logistics.com for more information

Distributed by : TerraNova Strategic PR
Contact : Christine Conradie
Tel : + 27 11 463 5713/+ 27 82 256 6997
E-mail : Christine@tnova.co.za
Written on behalf of : Barloworld Logistics
Enquiries
Sibani Mngomezulu
011 - 445 1000

Sandton
13 March 2008
Sponsor
J.P.Morgan Equities Limited

Date: 13/03/2008 12:29:46 Produced by the JSE SENS Department.

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BAW / BAWP - Barloworld Logistics Announces Acquis 7 Apr 200

BAW BAWP
BAW
BAW / BAWP - Barloworld Logistics Announces Acquisition Of Hong Kong Based Logistics Company

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

BARLOWORLD LOGISTICS ANNOUNCES ACQUISITION OF HONG KONG BASED LOGISTICS COMPANY

Following on the announcement during March that it had acquired the Swift Group in Dubai and was in the process of finalising a further acquisition, Barloworld Logistics today announced the acquisition of Hong Kong based logistics company Flynt International for US$ 13 million. The purchase price is subject to final adjustment based on profit and other warranties to be achieved.

Flynt International is a privately held company and has been operating since 1980. Flynt currently employ more than 130 staff with the majority based in Hong Kong. Other regional offices are located in Beijing, Shanghai and Guangzhou.

Commenting on the acquisition, Warren Erfmann, Barloworld Logistics CEO for Middle East and Asia, says, "In airfreight, Flynt is one of the top privately held freight forwarders in Hong Kong, which is very impressive in such a large market. By combining Flynt and Swift activities in the region we will significantly enhance our ability to provide supply chain solutions to customers in the Middle East, Europe and Africa.

Paul Stuiver, Barloworld Logistics CEO, says, "The acquisition of Flynt forms another link in providing multimodal solutions in the global logistics arena."

Barloworld Logistics is the supply chain management subsidiary of industrial multinational Barloworld. Since its formation 6 years ago Barloworld Logistics has grown into a leading South African supply chain management company and a significant provider of logistics services between South East Asia, the Middle East, Europe and Africa. Barloworld Logistics also operates in Spain, the UK and the USA.

Enquiries
Sibani Mngomezulu
011 - 445 1000

Sandton
7 April 2008

Sponsor
J.P.Morgan Equities Limited

Date: 07/04/2008 13:39:01 Produced by the JSE SENS Department.

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BAWP - Barloworld Limited - Preference Dividend Nu

25 Apr 200

BAW BAWP
BAW
BAWP - Barloworld Limited - Preference Dividend Number 144
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAWP
ISIN code: ZAE000026647
("Barloworld" or "the company")

PREFERENCE DIVIDEND NUMBER 144

Notice is hereby given that Preference Dividend Number 144 at the rate of 6% per annum for the six months ended 31 March 2008 (being six cents per share) be declared to all preference shareholders.

The salient dates for the preference dividend are as follows:

Date of declaration	Friday, 25 April 2008
Last day to trade preference shares cum dividend	Friday, 16 May 2008
Preference shares trade ex dividend	Monday, 19 May 2008
Record date	Friday, 23 May 2008
Payment date	Monday, 26 May 2008

Share certificates may not be dematerialised or rematerialised between Monday, 19 May 2008 and Friday, 23 May 2008, both days inclusive.

25 April 2008
Sandton
Sponsor: JP Morgan Equities Limited

Date: 25/04/2008 07:05:01 Produced by the JSE SENS Department.

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END